Announcement of an Extraordinary General Meeting of Shareholders and
the Closing of Shareholder Register

On August 25, 2014, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed a resolution to hold an extraordinary general meeting of shareholders (the “EGM”) on October 10, 2014. Woori Finance Holdings also announced that its shareholder register will be closed from September 16, 2014 to September 18, 2014 in connection with the EGM. The record date will be September 15, 2014.

Key Details Relating to the EGM

•	Meeting Date and Time: October 10, 2013; 09:00 a.m. (local time)

•	Venue: Woori Bank head office building, 5th floor, 51, Sogong-ro (203, Hoehyon-dong 1-ga), Jung-gu, Seoul, Korea

•	Agenda:

1)	Approval of the merger agreement

•	Date of the Board of Directors’ Resolution Regarding the EGM: August 25, 2014

*Related disclosures: Report on Form 6-K submitted on July 28, 2014, titled “Report of Material Event” and Form 6-K/A submitted on August 14, 2014 titled “Report of Material Event (As Amended)”.